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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-1
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                             (Amendment No. 6*)

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                      OCTEL COMMUNICATIONS CORPORATION
                         (Name of Subject Company)

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                           MEMO ACQUISITION CORP.
                          LUCENT TECHNOLOGIES INC.
                                 (Bidders)

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                  Common Stock, Par Value $0.001 Per Share
                       (Title of Class of Securities)

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                                 675724108
                  (CUSIP Number of Classes of Securities)

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                           Pamela F. Craven, Esq.
                           Memo Acquisition Corp.
                        c/o Lucent Technologies Inc.
                            600 Mountain Avenue
                       Murray Hill, New Jersey 07974
                               (908) 582-8500
    (Name, Address and Telephone Number of Persons Authorized to Receive
              Notices and Communications on Behalf of Bidders)

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                                 Copies to:
                          Robert A. Kindler, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000
            *Constituting the final amendment to Schedule 14D-1
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          Lucent Technologies Inc. ("Lucent") and Memo Acquisition Corp.
hereby amend and supplement the Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on July 23, 1997, with respect to their offer to purchase all outstanding shares of Common Stock, par value $.001 per share, of Octel Communications Corporation, a Delaware corporation, as set forth in this Amendment No. 6. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

          Item 6.  Interest in Securities of the Subject Company.

          On September 29, 1996, Memo Acquisition Corp., a wholly-owned subsidiary of Lucent, accepted for payment a total of 50,661,433 Octel shares.

          Item 10. Additional Information.

          The Offer terminated at 5:00 p.m., eastern time, September 26, 1997.

          Item 11. Material to be filed as Exhibits.

          (a)(1) Press Release, dated September 29, 1997.


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                                 SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 30, 1997


                                   MEMO ACQUISITION CORP.,


                                   By:    /s/ Pamela F. Craven
                                   Name:  Pamela F. Craven
                                   Title: Vice President and Secretary


                                   LUCENT TECHNOLOGIES INC.,


                                   By:    /s/ Pamela F. Craven
                                   Name:  Pamela F. Craven
                                   Title: Vice President - Law

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                               EXHIBIT INDEX



Exhibit No.                    Exhibit

(a)(1)                         Press release, dated
                               September 29, 1997
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NEWS RELEASE


Dan Coulter - Lucent Technologies
908-582-7635 (office)
908-735-0297 (home)

Lynn Newman
908-582-5522 (office)
973-993-8033 (home)

LUCENT TECHNOLOGIES ACQUIRES OCTEL

FOR RELEASE:  MONDAY, SEPTEMBER 29, 1997

          MURRAY HILL, N.J. -- Lucent Technologies today announced it has acquired Octel Communications Corporation. Lucent accepted Octel's tendered shares, representing about 95 percent of Octel's outstanding shares. Lucent's tender offer for Octel's shares terminated on Friday, September 26, 1997, at 5:00 p.m. Eastern time.

          Lucent said it plans today to effect a short form merger, under which it will pay Octel shareowners for any shares not tendered and acquire 100 percent ownership of Octel.

          "We're delighted we can now bring our customers all the advantages of the Lucent/Octel combination," said Bill O'Shea, president of Lucent's Business Communications Systems unit. "Joining with Octel helps us better serve an industry growing at more than 20 percent a year. We'll begin working immediately to integrate Lucent's messaging offerings into the Octel Messaging Division under Bob Cohn."

          Robert Cohn, Octel's founder, chairman and CEO, is now a member of Lucent's senior executive team and president of Lucent's new Octel Messaging Division. He reports to O'Shea.

                                   -more-

          "Our two companies have complementary strengths in the messaging marketplace," Cohn said. "We're on the fast track to build on those strengths, bring our messaging resources together, and focus on the tremendous opportunities for global growth in messaging.

          "Octel employees are excited to become part of the Lucent team," Cohn added, "and Octel engineers are eager to work with Lucent's world renowned Bell Labs."

          Lucent Technologies designs, builds and delivers a wide range of public and private networks, communications systems and software, consumer and business telephone systems and microelectronics components. Bell Labs is the research and development arm for the company.

          For more information about Lucent Technologies, headquartered at Murray Hill, N.J., visit its website at http://www.lucent.com.

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